Exhibit (h)(4)(iii)

EXPENSE LIMITATION AGREEMENT

Appendix A
OPERATING EXPENSE LIMIT SCHEDULE
(updated September 9, 2021)

FUND	OPERATING EXPENSE LIMIT
AI Quality Growth ETF	0.95%
Adaptive High Income ETF	0.60%
RH Hedged Multi-Asset Income ETF	0.85%
RH Tactical Outlook ETF	1.25%
RH Tactical Rotation ETF	1.25%
AI Quality Dividend ETF	0.49%